Exhibit 99.1

CELLECT BIOTECHNOLOGY LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting (the “Annual Meeting”) of Shareholders of Cellect Biotechnology Ltd. (the “Company”) will be held at the offices of the Company’s legal counsel – Doron, Tikotzky, Kantor, Gutman, Nass & Amit Gross, at B.S.R 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak, on July 30, 2019 at 11:00 a.m. Israel time or at any postponement or adjournment thereof.

The Annual Meeting is being called for the following purposes:

1.	To re-elect Kasbian Nuriel Chirich, Dr. Shai Yarkoni, Abraham Nahmias and David Braun to serve as directors until the next annual general meeting of the Company;

2.	To amend the terms of compensation of Dr. Shai Yarkoni;

3.	To amend the terms of compensation of Kasbian Nuriel Chirich;

4.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next annual general meeting of the Company and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2019;

5.	To increase the Company’s authorized share capital by 500,000,000 ordinary shares, such that following the increase, the authorized share capital shall be 1,000,000,000 ordinary shares, no par value each, and to amend the Company’s articles of association accordingly; and

6.	To present the financial statements of the Company for the fiscal year ended December 31, 2018.

The board of directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders and American Depositary Share (the “ADSs”) holders of record at the close of business on July 2, 2019 (the “Record Date”), are entitled to notice of and to vote at the Annual Meeting either in person or by appointing a proxy to vote in their stead at the Annual Meeting. Shareholders and ADS holders are asked to vote on proposals 1 through 5 (inclusive).

Shareholders registered in the Company’s shareholders’ register in Israel, and shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange, may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, so that is received by the Company no later than four hours prior to the scheduled date of the Annual Meeting. Shareholders registered in the Company’s shareholders’ register in Israel, and shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange who vote their ordinary shares by proxy, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their ordinary shares either in person or by proxy must deliver to the Company, no later than four hours prior to the scheduled date of the Annual Meeting, an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 5760 - 2000, as amended.

ADS holders should return their proxies by the date set forth on their voting instruction card.

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999, you may do so by delivery of appropriate notice to Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, not later than ten days before the extraordinary meeting date (i.e., July 20, 2019).

If you are a beneficial owner of ordinary shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Annual Meeting you must deliver to us a proof of ownership in accordance with the Israeli Companies Law of 1999 and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Kasbian Nuriel Chirich
Chairman of the Board of Directors
June 25, 2019

CELLECT BIOTECHNOLOGY LTD.

KFAR SABA, ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 30, 2019

This Proxy Statement is furnished to our holders of ordinary shares, without par value, and holders of our ordinary shares that are represented by American Depository Shares (“ADSs”) for the Annual General Meeting (the “Annual Meeting”) of Shareholders of Cellect Biotechnology Ltd. to be held on July 30, 2019 at the offices of the Company’s legal counsel, Doron, Tikotzky, Kantor, Gutman, Nass & Amit Gross., at B.S.R. 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak, Israel or at any adjournments thereof. The Annual Meeting shall be held at 11:00 a.m., Israel time, on such day or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Cellect”, “we”, “us”, “our” and the “Company” to refer to Cellect Biotechnology Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the Annual Meeting will be as follows:

Proposal No. 1

To re-elect Kasbian Nuriel Chirich, Dr. Shai Yarkoni, Abraham Nahmias and David Braun to serve as directors until the next annual general meeting of the Company;

Proposal No. 2

To amend the terms of compensation of Dr. Shai Yarkoni;

Proposal No. 3

To amend the terms of compensation of Kasbian Nuriel Chirich;

Proposal No. 4

To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next annual general meeting of the Company and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2019;

Proposal No. 5

To increase the Company’s authorized share capital by 500,000,000 ordinary shares, such that following the increase, the authorized share capital shall be 1,000,000,000 ordinary shares, no par value each, and to amend the Company’s articles of association accordingly; and

Proposal No. 6

To present the financial statements of the Company for the fiscal year ended December 31, 2018.

We currently are unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our board of directors unanimously recommends that you vote “FOR” Proposals No. 1 through 5 (inclusive).

Who Can Vote

Only shareholders and ADS holders of record at the close of business on July 2, 2019 (the “Record Date”), are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement.

How You Can Vote

You can vote your ordinary shares by attending the Annual Meeting. If you do not plan to attend the Annual Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders Holders of Record

If you are a shareholder holder of record, you can submit your vote by completing, signing and submitting an applicable proxy card, which has been published at www.sec.gov.

Please follow the instructions on the applicable proxy card.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, so that it is received by the Company no later than four hours prior to the scheduled date of the Annual Meeting, or if you attend the Annual Meeting in person.

If voting by mail, you must sign and date an applicable proxy card in the form filed by us on www.sec.gov, so that it is received by the Company no later than four hours prior to the scheduled date of the Annual Meeting, and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, as applicable, on the record date, and return the applicable proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on www.sec.gov.

If you choose to attend the Annual Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares, as applicable, on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary (“BNY Mellon”), and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our board of directors urges you to vote your shares so that they will be counted at the Annual Meeting or at any postponements or adjournments of the Annual Meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the Annual Meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least four hours prior to the Annual Meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Annual Meeting or any adjournment thereof.  Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed or made available to shareholders and ADS holders on or about June 28, 2019. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999 (the “Israeli Companies Law”), you may do so by delivery of appropriate notice to Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, not later than ten days before the Annual Meeting date (i.e., July 20, 2019).

Quorum

At the close of business on June 22, 2019, we had outstanding 224,087,799 ordinary shares. The foregoing number of outstanding ordinary shares excludes 2,641,693 ordinary shares that are held in treasury and have no voting rights. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the Annual Meeting. Abstentions are counted as ordinary shares present for the purpose of determining a quorum.

Under our Articles of Association, the Annual Meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 33% of our voting power. If such quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to later date if so specified in the notice of the meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required for the Proposal

The approval of Proposals 1, 3, 4 and 5 are subject to the affirmative vote of holders of at least a majority of the ordinary shares, including those represented by ADSs, voted in person or by proxy at the Annual Meeting.

The approval of Proposal 2 is subject to the affirmative vote of holders of at least a majority of the ordinary shares, including those represented by ADSs, voted in person or by proxy at the Annual Meeting provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders or ADS holders who are neither (a) “controlling shareholders” nor (b) having a “personal interest” in the approval of the compensation policy; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s outstanding voting power.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

You are required to indicate whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the applicable proposal as provided above. If you fail to indicate so on the proxy card, your vote shall not be counted.

If you provide specific instructions (mark boxes) with regard to a proposal, your shares will be voted as you instruct. If you do not mark one of the boxes, your vote shall not be counted.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. A broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. This Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

The Company’s Articles of Association provide that other than external directors (who shall be elected and serve in office in accordance with the provisions of the Israeli Companies Law), the directors of the Company shall be elected at the Annual Meeting and shall serve in their office until the next annual general meeting or until they cease to serve in their office in accordance with the provisions of the Articles of Association or applicable law, whichever is the earlier.

As required by the Israeli Companies Law, all director nominees, Kasbian Nuriel Chirich, Dr. Shai Yarkoni, Abraham Nahmias and David Braun declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company. Michael Berelowitz is not standing for re-election, and his tenure as a director of the Company will therefore conclude at the end of the Annual Meeting.

Biographical information about each of the nominees is provided below.

Kasbian Nuriel Chirich co-founded our subsidiary, Cellect Biotherapeutics, in 2011 and has served as Chairman of our board of directors since 2013 and of our subsidiary since inception. Mr. Chirich is an entrepreneur and businessman with extensive financial and business expertise with innovative ventures throughout East Africa and Israel. Mr. Chirich is a real estate developer and was previously the founder and general manager of Leadcom Kasbian, which is credited, among other thing, with establishing the national television of Tanzania and building the infrastructure of two cellular networks in Tanzania. Mr. Chirich serves as the Honorary Consul of Tanzania in Israel.

Dr. Shai Yarkoni co-founded our subsidiary, Cellect Biotherapeutics, in 2011, and has served as our Chief Executive Officer and a director since 2013 and of our subsidiary since inception. Dr. Yarkoni has over 15 years of clinical and management experience in the biopharmaceutical industry. Dr. Yarkoni is a founder of Sne, an Israeli technology transfer company established in 2013. Since 1999, Dr. Yarkoni has also been the Chief Executive Officer and Chairman of GASR Biotechnology, a life sciences consulting and investing firm. From 2009 until 2013, Dr. Yarkoni served as Chief Executive Officer of BioNegev, an international innovation center for biotechnology and life sciences in the Negev region. Prior to that he served as Chief Executive Officer of Target-In Ltd., a developer of therapeutic recombinant proteins for cancer treatment and as Chief Technology Officer and Vice President R&D of Collgard Biopharmaceutical, a tissue therapeutics company, and was an attending OB/GYN specialist practicing for approximately thirteen years. Dr. Yarkoni holds an M.D and Ph.D from the Hadassah Medical School, Jerusalem, Israel, and is a board certified OB/GYN. Dr. Yarkoni is the author of over 60 scientific papers and inventor of approximately 20 patents.

Abraham Nahmias has served as a member of our board of directors since July 2014. Since 1985, Mr. Nahmias has served as a founding partner of Nahmias-Grinberg C.P.A., an accounting firm. Mr. Nahmias serves or has served as a member of the board of directors of several private and public companies including Rotshtein Real Estate (TASE: ROTS), Orad Ltd., Allium Medical Ltd. (TASE: ALMD), Nano Dimension Ltd. (Nasdaq: NNDM) and Eviation Aircraft Ltd. (OTC: EVTNF). Mr. Nahmias holds a B.A. degree in Economics and Accounting from Tel Aviv University, and has had a C.P.A. license since 1982.

David Braun has served as a member of our board of directors since December 2017. Mr. Braun has nearly 20 years of experience spanning across various roles in research and development, operations, business management, merger and acquisition integrations and organizational transformation. Since 2015, Mr. Braun has been the Head of Medical Device Business at Merck KGaA Group. From 2011 to 2015, Mr. Braun was Director of Global Research and Development and Operations at Newell Brands. Prior to that from 2007 to 2011, he was the Vice President in Research and Development and Operations at Biosafe. Mr. Braun has also held various positions in project management and system engineering. He received his Master of Science in applied physics and electro-optical engineering in 1997 at the National High School of Physics of Strasbourg, and has participated in Executive leadership and general management programs at IMD and at the Harvard Business School.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to re-elect Kasbian Nuriel Chirich, Dr. Shai Yarkoni, Abraham Nahmias and David Braun to serve as directors of the Company until the next annual general meeting, or until they cease to serve in their office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 2

AMENDMENT TO TERMS OF COMPENSATION OF DR. SHAI YARKONI

Dr. Shai Yarkoni, the Company’s Chief Executive Officer, co-founded our subsidiary, Cellect Biotherapeutics, in 2011 and has served as Chief Executive Officer since 2013 and of our subsidiary since inception. See Proposal 1 for details regarding Mr. Yarkoni’s professional experience and background.

Our compensation committee and board of directors determined that, in line with the Company’s previously reported cost reduction program, it would be appropriate and in our best interests to amend the terms of compensation of Mr. Yarkoni as follows: (i) decrease Mr. Yarkoni’s monthly salary by 25%, from NIS 70,000 to NIS 52,500, and (ii) grant Mr. Yarkoni options to purchase 200,000 ADSs representing 4,000,000 ordinary shares.

The options will be issued under the following terms: (i) the exercise price per option shall be USD 0.776, and (ii) the options shall vest over a one-year period with 25% of the options to be vested on a quarterly basis. The options will be fully accelerated in the event of a change of control. The options shall expire 10 years from the date of issuance thereof and all other terms and conditions thereof not specified herein shall be as set forth in the Company’s 2014 Global Incentive Option Scheme.

The proposed amendment to the compensation of Mr. Yarkoni set forth above is in line with the Company’s compensation policy.

Under the Israeli Companies Law, the amendment to the compensation of our Chief Executive Officer requires the approval of the compensation committee, the board of directors and the shareholders, in that order.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to amend the terms of compensation of Dr. Shai Yarkoni, the Company’s Chief Executive Officer, as set forth in the Proxy Statement.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 3

AMENDMENT TO TERMS OF COMPENSATION OF KASBIAN NURIEL CHIRICH

Kasbian Nuriel Chirich, the Company’s Chairman, co-founded our subsidiary, Cellect Biotherapeutics, in 2011 and has served as Chairman of our board of directors since 2013 and of our subsidiary since inception. See Proposal 1 for details regarding Mr. Chirich’s professional experience and background.

Our compensation committee and board of directors determined that, in line with the Company’s previously reported cost reduction program, it would be appropriate and in our best interests to amend the terms of compensation of Mr. Chirich as follows: (i) decrease Mr. Chirich’s monthly salary by 50%, from NIS 42,000 to NIS 21,000, and (ii) grant Mr. Chirich options to purchase 200,000 ADSs representing 4,000,000 ordinary shares.

The options will be issued under the following terms: (i) the exercise price per option shall be USD 0.776, and (ii) the options shall vest over a one-year period with 25% of the options to be vested on a quarterly basis. The options will be fully accelerated in the event of a change of control. The options shall expire 10 years from the date of issuance thereof and all other terms and conditions thereof not specified herein shall be as set forth in the Company’s 2014 Global Incentive Option Scheme.

The proposed amendment to the compensation of Mr. Chirich set forth above is in line with the Company’s compensation policy.

Under the Israeli Companies Law, the amendment to the compensation of our Chairman requires the approval of the compensation committee, the board of directors and the shareholders, in that order.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to amend the terms of compensation of Kasbian Nuriel Chirich, the Company’s Chairman, as set forth in the Proxy Statement.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 4

RE-APPOINTMENT OF THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee and board of directors recommend that the Company’s shareholders re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of the Company and authorize the Company’s board of directors to determine its compensation for the fiscal year ending December 31, 2019.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of the Company and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2019.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 5

PROPOSAL TO INCREASE AUTHORIZED SHARE CAPITAL

The Company’s authorized share capital is 500,000,000 ordinary shares, no par value each. As of June 21, 2019, 224,087,799 ordinary shares were outstanding, 10,663,817 ordinary shares are issuable upon the exercise of stock options, 120,895,482 ordinary shares represented by 6,044,774 ADSs are issuable upon exercise of outstanding warrants and 3,655,739 ordinary shares are available for issuance under our 2014 Global Incentive Option Scheme. Accordingly, 255,547,817 ordinary shares remain unissued and unreserved.

The previous increase of the Company’s authorized share capital was almost five years ago. The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for the upcoming years and to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares, ADSs or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares or ADSs; (ii) diluting the market price of the ordinary shares or ADSs, to the extent that the new ordinary shares or ADSs are issued and sold at prices below current trading prices of the existing ordinary shares or ADSs, or if the issuance consists of equity securities convertible into ordinary shares or ADSs, to the extent that the securities provide for the conversion into ordinary shares or ADSs at prices that could be below current trading prices of the ordinary shares or ADSs; and (iii) diluting the book value per share of the outstanding ordinary shares or ADSs.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the increase to the Company’s authorized share capital by 500,000,000 ordinary shares, such that following the increase, the authorized share capital shall be 1,000,000,000 ordinary shares, no par value each, and the corresponding amendment to the Company’s articles of association be, and hereby is, approved in all respects.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 6

PRESENTATION OF 2018 FINANCIAL STATEMENTS

The Company’s financial information for the year ended December 31, 2018 is available on can be viewed on U.S. Securities and Exchange Commission website at https://www.sec.gov. The contents of the foregoing website are not part of this proxy.

At the Annual Meeting, the Company will review the audited consolidated financial statements for the year ended December 31, 2018 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

* * * * * *

Your vote is important! Shareholders and ADS holders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 25, 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 25, 2019, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

CELLECT BIOTECHNOLOGY LTD.
Kasbian Nuriel Chirich
Chairman of the Board of Directors